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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                                ASDAR GROUP
                              (Name of Issuer)

                       $0.001 par value common stock
                      -------------------------------
                       (Title of Class of Securities)


                                043650 30 8
                               --------------
                               (CUSIP Number)

                               Attn: Jack Sha
                         1281 Alberni St. Suite 806
                        Vancouver, BC Canada V6E 4N5
                               (604) 664-0482
           ------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                             September 21, 2000
          (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because Rule 13d-1(b) (3) or (4), check the following box [ ].


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                                SCHEDULE 13D

CUSIP No. 043650 30 8                                     Page 2 of 5 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

2U Online.com, Inc.                                       E.I.N. 52-2132622
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2 (e) [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
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               7              SOLE VOTING POWER
               5,000,000 Shares
NUMBER         -----------------------------------------------------------
OF SHARES      8 SHARED VOTING POWER
BENEFICIALLY   Not Applicable
OWNED BY       -----------------------------------------------------------
EACH           9 SOLE DISPOSITIVE POWER
REPORTING      5,000,000 Shares
PERSON         -----------------------------------------------------------
WITH           10 SHARED DISPOSITIVE POWER
               Not Applicable
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,000,000 Shares
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

48.75%
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14   TYPE OF REPORTING PERSON

CO
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Item 1. Security and Issuer

This statement relates to the common stock, par value $0.001 per share ("Common Stock"), of ASDAR Group, a Nevada corporation (the "Company"). The address of the principal executive offices of the Company is 1239 West Georgia Street, Suite 3004, Vancouver, BC, V6E 4R8.

Item 2.   Identity and Background

This Schedule 13D is filed on behalf of 2U Online.com, Inc., a Delaware corporation ("2U Online"). The business address of 2U Online is 1288 Alberni Street, Suite 806, Vancouver, British Columbia, Canada V6E 4N5. The principal business of 2U Online is to conduct its Internet-related activities, including, but not limited to, managing and maintaining a Greeting Card website through its subsidiary, CardStakes.com, Inc. 2U Online also owns interests in potential oil and/or gas producing properties.

The executive officers and directors of 2U Online are as follows:

Name and Address                     Position
---------------------------------    ------------------------------------
Jack Sha                             President and a Director
5550 Cambie Street, Suite 306
Vancouver, British Columbia
V5Z 3A2
---------------------------------    ------------------------------------
Ferdinand Marehard                   Secretary/Treasurer
1270 Robson Street, Suite 406        and Director
Vancouver, British Columbia
V6E 3Z6
---------------------------------    ------------------------------------
The controlling shareholders of 2U Online are as follows:
---------------------------------    ------------------------------------
Name                                 Number of Shares Owned/Percentage
                                     of Issued and Outstanding
---------------------------------    ------------------------------------
Rising Phoenix Development           3,800,000/18.8%
Group, Ltd.
---------------------------------    ------------------------------------
Compte De Siergh Accomodative        6,000,000/29.7%
Edifico MarVella Tower II,
Calle 54 OBARRIO
Planta Baja, Local #2,
Panama City, Panama
---------------------------------    ------------------------------------
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None of 2U Online's officers or directors have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such officer or director been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which such officer or director was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

The filing of this statement is necessitated by the acquisition by 2U Online of 5,000,000 shares of the common stock of the Company (the "Subject Shares"). The Subject Shares were issued to 2U Online in exchange for 2U Online's right and interest in the Rising Agreement (more particularly described below).

The Rising Phoenix Agreement. On November 15, 1999, 2U Online entered into a Asset Purchase and Sale Agreement ("Rising Agreement") with Rising Phoenix Development Group Ltd., a Canadian corporation, located in Vancouver, British Columbia, Canada ("Rising Phoenix"), to acquire all of the assets of Rising Phoenix, including that corporation's interest in the oil and natural gas rights on 6,360 acres located in the Powder River Basin of eastern Wyoming (the "Wyoming Property"). Such interest included Rising Phoenix's interest in a Joint Venture Contract with Derek Resources Corporation ("Derek Resources"). Under the Joint Venture Agreement, Derek Resources and Rising Phoenix were to jointly operate the Wyoming Property.

Pursuant to the Rising Agreement, 2U Online paid Rising Phoenix seventy-five thousand dollars ($75,000.00) and issued Rising Phoenix 3,800,000 shares of its common stock. However, Rising Phoenix has not yet transferred the assets to the Registrant and has notified the Registrant that it will transfer the assets as soon as it completes its accounting of such assets.

Pursuant to that Joint Venture Agreement, Derek Resources agreed to provide up to a maximum of Three Million Five Hundred Thousand Dollars (US$3,500,000) of improvements on or before December 31, 2000, on the Wyoming Property in exchange for 75% working interest in the Wyoming Property. On or about June 12, 2000, Derek Resources announced that they were attempting to raise CDN $7,596,600.00 through private placement of its capital stock. On or about June 16, 2000, Derek Resources announced that it had raised approximately half of the CDN$7,596,600.00. If Derek Resources meets its financial obligations, the Company will have a 25% working interest in the Wyoming Property. If Derek Resources fails to meet its financial obligations, the Company will have had a 100% working interest in the Wyoming Property.

The ASDAR Agreement. As discussed above, on or about September 20,2000, the Company entered into an Asset Purchase and Sale Agreement with 2U Online whereby the Company purchased all of 2U Online's right and title in the Rising Agreement and related assets. In exchange, the Company issued 5,000,000 of its common stock to 2U Online.

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Jack Sha, the President and a director of 2U Online is the Secretary and a director of the Company. Mr. Sha executed the Agreement both on behalf of the Company and on behalf of 2U Online. In addition, May Joan Liu, a shareholder of 2U Online, was issued 475,000 shares of the Company's common stock as a finder's fee for her services relating to the Agreement.
Stephen Nemergut, the Company's President, was issued 25,000 of the Company's shares of common stock as a finder's fee for his services relating to the Agreement.

Item 4.   Purposes of the Transaction.

The Company and 2U Online entered into the transaction because the Company was interested in acquiring the assets in the Wyoming Property. 2U Online entered into the transaction because 2U Online has determined that it is the best interests of 2U Online and its shareholders to focus on its Internet-related activities. At this time, 2U Online does not have any plans to:

(a) acquire additional securities of the Company, or the dispose of the securities of the Company;

(b) cause the Company to enter into a transaction, such as a merger, reorganization or liquidation

(c) cause the Company to sell or transfer a material amount of its assets or any of its subsidiaries;

(d) change the present board of directors or management of the Company, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e) cause a material change in the present capitalization or dividend policy of the Company;

(f) cause any other material change in the Company's business or corporate structure;

(g) cause changes in provisions in the Company's Articles of Incorporation or bylaws;

(h) cause a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) cause a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12 (g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)  cause any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

(a) 2U Online beneficially owns 5,000,000 shares of the Company's common stock, which represents approximately 48.75% of the outstanding shares of the Company's common stock. 2U Online has the power to vote such shares of common stock.

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(b)  2U Online has sole voting power over 5,000,000 shares of the common stock and does not share voting power over any shares of the common stock. 2U Online has sole dispositive power over the 5,000,000 shares of common stock and does not share dispositive power over any shares of the common stock.

(c)  Except for the acquisition of the 5,000,000 shares reported on this
     Schedule 13D, in the past 60 days, 2U Online has not engaged in any transactions in respect of shares of the Company's common stock.

(d) With respect to the 5,000,000 shares of common stock owned directly by 2U Online, 2U Online has the right to receive any dividends on or the proceeds from the sale of any such shares.

(e)  Not applicable.

Item 6. Contracts, Arrangements Understandings or Relations with Respect to the Securities of the Issuer.

Jack Sha, the President and a director of 2U Online is the Secretary and a director of the Company. Mr. Sha executed the Agreement both on behalf of the Company and on behalf of 2U Online. In addition, May Joan Liu, a shareholder of 2U Online, was issued 475,000 shares of the Company's common stock as a finder's fee for her services relating to the Agreement.
Stephen Nemergut, the Company's President, was issued 25,000 of the Company's shares of common stock as a finder's fee for his services relating to the Agreement.

Except as disclosed above, there are no other contracts, arrangements, understandings or relations with respect to the securities of the Company.

Item 7.   Material to be filed as Exhibits.

7.1 Asset Purchase and Sale Agreement by and among the Company and 2U Online dated September 20, 2000.


                                 SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 27, 2000               2U Online.com, Inc.


                                        By:   /S/ Jack Sha
                                              ----------------------
                                              Jack Sha
                                        Its:  President and Director


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